HESS CORPORATION
                          1185 Avenue of the Americas
                            New York, New York 10036


GEORGE C. BARRY
Vice President, Secretary
 and Deputy General Counsel
(212) 536-8599
Fax:  (212) 536-8241





April 4, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:   Hess Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 27, 2008
      Preliminary Proxy Statement on Schedule 14A
      Filed on March 7, 2008
      Response to Comment Letter Dated March 20, 2008
      Commission File No. 1-01204
--------------------------------------------------------------------------------

Dear Ladies and Gentlemen:

     Enclosed are our responses to the comments of the staff of the Securities and Exchange Commission (the "Commission") as transmitted to George C. Barry by letter dated March 20, 2008 in connection with the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Hess Corporation (the "Company") with the Commission on February 27, 2008 (the "Annual Report") and the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on March 7, 2008 (together with the Annual Report, the "Filings"). For convenience, the staff's comments are reprinted below in bold, with the corresponding response set immediately below the applicable comment.

Preliminary proxy statement filed March 7, 2008

Compensation Discussion and Analysis, page 10

1. You disclose that you attempt to deliver "top-tier direct compensation..." In future filings, please revise to quantify the percentiles of where you target your compensation and the percentiles represented by actual compensation. If there is a divergence from the targeted amount and the actual amount you paid or awarded,
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     provide a discussion of the reasons for such variance if material to an understanding of the compensation paid to an executive officer.

     We did not use such fixed targeted percentiles in determining total compensation for our named executive officers in 2007. We set corporate, business unit and individual performance objectives designed to result in our overall Company performance being better than the performance of most of our comparator group of oil and gas companies and pay accordingly if these objectives are met. In addition, as we explain in the discussion on pages 11 and 12 of the proxy statement, we believe it is necessary to pay top tier compensation so that our officers will be attracted to work for us rather than our larger competitors that have greater financial resources. With respect to variances among our named executive officers, we explain on page 12 that they reflect differences in the size and complexity of the business units or functions they oversee, the performance of those business units or functions and individual performance. We discuss the reasons for those variances on pages 14, 15 and 16.

     We respectfully submit that our discussion is an accurate reflection of how our total compensation methodology worked.

2. Although you have disclosed for the named executive officers, the general categories of metrics used to assess corporate performance and business unit performance, you have not disclosed the actual target within each metric. In future filings, please revise to disclose the actual quantitative targets. To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

     The quantitative result for the corporate performance goal for 2007 is disclosed on page 14 by reference to specific line items and tables in our 2007 annual report on Form 10-K. The quantitative goals for the business unit component of the annual bonus vary not only between the exploration and production and marketing and refining divisions, but also between units within these divisions. As noted on page 14, the exploration and production goals included approximately 10 financial and operating metrics, and those for marketing and refining included approximately 20 such metrics. We do not believe that any one of these metrics was material in determining the payout of the business unit component of the 2007 bonus. We discuss the metrics that we believe significantly affected the payout. We do not believe it was necessary, nor would it enhance the reader's understanding, to include a lengthy discussion not only of the performance of approximately 30 metrics, none of which in itself is material, but also the weighting methodology across units and divisions that was used to determine the payout of the business unit component of the bonus for each of the named executive officers. Such a discussion, we believe, would not have been "clear, concise and understandable" as required by Item 402 of Regulation S-K.

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
     In preparing our disclosure, we determined that quantitative targets for each metric are not material to an understanding of any of the named executive officers' compensation for 2007 (and are not otherwise material in the context of our Compensation Discussion and Analysis). In making that determination, we used the principles-based disclosure concept adopted by the Commission as explained in Staff Observations in the Review of Executive Compensation Disclosure, dated October 9, 2007, which allows each company to assess its own facts and circumstances and determine what elements of the company's compensation policies and decisions are material and warrant disclosure.

     At pages 13-16 of the proxy statement, which includes a discussion of the elements of the bonus plan, we discuss and analyze the target metrics that we believe were the most important factors relevant to the Compensation and Management Development Committee's bonus decision, certain of which are qualitative and not quantitative, and we provide an individual analysis for each of the named executive officers, including details as to whether each named executive officer achieved his individual performance goals. Because we use a mix of qualitative and quantitative performance measures, disclosure of target numbers would not be meaningful or provide a clearer or more complete picture of compensation determinations.

     We believe that the approach we have taken is consistent with the guidance in Staff Observations in the Review of Executive Compensation Disclosure and the analysis called for by John W. White in his speech entitled "Where's the
Analysis: Tackling Your 2008 Compensation Disclosures" presented on October 9, 2007 at the Second Annual Proxy Disclosure Conference in San Francisco, CA, which emphasized that performance targets are a disclosure point that may or may not need to be addressed depending upon the compensation policies material to a company's particular facts and circumstances. Accordingly, we respectfully submit that we are not required to disclose quantitative corporate performance and business unit performance targets in future filings.

     Additionally, we treat our internal future financial and operational targets as confidential. We believe competitors could use this information in devising their own market and growth strategies in order to compete more successfully with the Company. If the Company were to fail to attain targets for a particular fiscal period, we believe competitors could use that information in competing with the Company for both business and employees. However, we did provide specific disclosure on page 13 to enhance investor understanding of the difficulty in achieving the undisclosed target levels by stating that "For the years 2004 through 2007, attainment of maximum payout on the business unit metrics for exploration and production and marketing and refining on average was never achieved, and attainment of target payout on business unit metrics for marketing and refining was not achieved in three of those years."

     We believe that our disclosure provides both discussion and analysis of the key drivers of compensation decisions for our named executive officers and thus gives investors an understanding of all of the elements that were material.

Proposal to Approve the Adoption of 2008 Long-term Incentive Plan, page 40

3. We note that "[a] maximum of 13,000,000 shares of the company's common stock would be available for delivery under the 2008 Incentive Plan." Please provide us with the supplemental information required by Instruction 5 to Item 10 of Schedule 14A.

     Pursuant to Instruction 5 to Item 10 of Schedule 14A, we hereby advise that we intend to file with the Commission a Registration Statement on Form S-8 under the Securities Act of 1933, registering the Company's shares of common stock subject to the 2008 Incentive Plan as soon as practicable after receiving shareholder approval of the 2008 Incentive Plan.

Form 10-K for the Fiscal year Ended December 31, 2007

Engineering Comments

General

4. Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

     A CD-ROM copy of the Report of DeGolyer and MacNaughton, Registered Professional Engineers, as of December 31, 2007 on Proved Reserves attributable to Hess Corporation will be sent via FedEx to Mr. James Murphy on the date hereof. Pursuant to Rule 12b-4, we request that the reserve report be returned to the Company. Pursuant to Rule 83 of the Commission's Rules of Practice, a confidential treatment request for certain of the tables in that report accompanies the CD-ROM sent to Mr. Murphy and a copy of the request, but not the report, has been sent to the Office of Freedom of Information and Privacy Act Operations.

                                     * * * *

     We hereby acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) the staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, please contact me at
(212) 536-8599.

                                                                 Sincerely,


                                                             /s/ George C. Barry


cc:  Sean Donahue
     Mellissa Campbell Duru
      Division of Corporation Finance
     Kevin Keogh, White & Case LLP

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